Exhibit 99.4

RATIO OF EARNINGS TO FIXED CHARGES
(millions of Canadian dollars, except as noted)	For the six
	months ended	For the year ended
	April 30	October 31	October 31	October 31	October 31	October 31
	2017	2016	2015	2014	2013	2012
Excluding interest on deposits fixed charges:
Interest expense (excluding deposits)	$2,551	$1,959	$1,950	$2,060	$1,938	$2,323
Estimated interest within rental expense	46	127	109	106	102	108
Preferred stock dividend requirements of consolidated
subsidiaries	17	35	32	28	42	41
Total fixed charges	2,614	2,121	2,091	2,194	2,082	2,472
Preferred stock dividend requirements of parent entity	113	176	119	172	218	230
Total fixed charges and preferred dividends	2,727	2,297	2,210	2,366	2,300	2,702
Earnings
Net Income before income taxes	6,107	11,404	9,794	9,734	8,009	7,578
Less: income/(loss) from equity investees	224	433	377	320	272	234
Add: fixed charges	2,614	2,121	2,091	2,194	2,082	2,472
Total earnings	$8,497	$13,092	$11,508	$11,608	$9,819	$9,816

Ratio of earnings to fixed charges	3.25	6.17	5.50	5.29	4.72	3.97
Ratio of earnings to fixed charges and preferred
dividends	3.12	5.70	5.21	4.91	4.27	3.63

Including interest on deposits fixed charges:
Interest expense (including deposits)	$4,104	$6,717	$6,192	$6,373	$6,399	$6,993
Estimated interest within rental expense	46	127	109	106	102	108
Preferred stock dividend requirements of consolidated
subsidiaries	17	35	32	28	42	41
Total fixed charges	4,167	6,879	6,333	6,507	6,543	7,142
Preferred stock dividend requirements of parent entity	113	176	119	172	218	230
Total fixed charges and preferred dividends	4,280	7,055	6,452	6,679	6,761	7,372
Earnings
Net Income before income taxes	6,107	11,404	9,794	9,734	8,009	7,578
Less: income/(loss) from equity investees	224	433	377	320	272	234
Add: fixed charges	4,167	6,879	6,333	6,507	6,543	7,142
Total earnings	$10,050	$17,850	$15,750	$15,921	$14,280	$14,486

Ratio of earnings to fixed charges	2.41	2.59	2.49	2.45	2.18	2.03
Ratio of earnings to fixed charges and preferred
dividends	2.35	2.53	2.44	2.38	2.11	1.97